UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Announces Results for the First Quarter of 2021

GUADALAJARA, Mexico, April 29, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the first quarter ended March 31, 2021 (1Q21). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the first quarter of the year, the COVID-19 pandemic continued to affect the Company’s results, mainly due to the decrease in domestic and international passenger traffic compared to 1Q20. Containment steps, such as those taken by the United States government which expanded the requirement for negative COVID-19 testing for all air passengers entering the United States beginning January 26, 2021 also affected passenger traffic. As of January 7, 2021, there were similar testing requirements for air passengers traveling to Canada, and subsequently, the Canadian government suspended flights between Mexico and the Caribbean, further contributing to a decrease in passenger traffic levels compared to 1Q20.

As previously mentioned, the degree of recovery of the Company’s operations and results will depend on the duration and containment of the pandemic by the Mexican, Jamaican and U.S. governments, as the main origin-destination. Due to the nature of the pandemic, the Company cannot fully estimate the impact on its financial situation or operating results in the short, medium or long term. However, the rate of vaccination by the U.S. government may aid in a sooner than expected recovery in international traffic, mainly at the Company’s airports in tourist destinations.

Company measures during 1Q21:

  The Company continued to offer support to airlines and its commercial clients. For commercial contracts, the Company granted discounts on guaranteed minimum rental amounts in accordance with the percentage decrease in passenger traffic at each airport compared to the 1Q21, thereby maintaining the Company’s percentage of participation in revenues. With regards to the airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that were held prior to the pandemic.
  Operating cost control measures were maintained throughout most of the expense line items; however, in the 1Q21 there was an increase in the expense line items compared to the previous quarter driven by the increase in passenger traffic at each airport.

Impact of COVID-19 on the Company’s Financial Position:

Despite pandemic-related effects causing a significant decline in 1Q21 revenue, the Company continues generating positive EBITDA. Controlling cost of services and negotiating a decrease in concession taxes and technical assistance fees, enabled the Company to mitigate the impact of the COVID-19 pandemic on revenues.

During 1Q21, the Company generated a positive cash flow in operating activities, even though it was significantly lower than the cash flow for 1Q20. The Company reported a solid financial position at the close of 1Q21, cash and cash equivalents on March 31, 2021 were Ps. 14,728.4 million (a 34.2% increase as compared to 1Q20). During 1Q21, the Company completed the refinancing of the US$ 191.0 million, that were due in January and February 2021.

During 1Q21, the Company continued evaluating the possible adverse impacts of the pandemic on its financial condition and operating results. The Company also reviewed key indicators and impairment tests of significant long-term assets, expected credit losses and recovery of assets due to deferred taxes. In this evaluation, the Company reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee a business interruption or closing operations at any of its airports. However, the Company cannot ensure that the negative effect of the pandemic will be less in the coming quarter, nor can it ensure that local and global economic conditions will improve. The Company can also not predict the availability of financing, or what general credit conditions will be.

The Company will continue to monitor the pandemic’s adverse effects on the results of operations, including the monitoring of key indicators, impairment tests, projections, budgets, fair values, future cash flow related to the recovery of significant financial and non-financial assets, as well as possible contingencies.

During 1Q21, the Company performed a risk evaluation of accounts receivable from airlines and commercial clients in terms of liquidity. As a result, the Company is recognizing an allowance for credit losses of Ps. 23.5 million in operating costs.

The Company will continue informing the market in a timely manner regarding future material updates on airport operations and the measures adopted for preserving liquidity and going concern.

Summary of Results 1Q21 vs. 1Q20

  The sum of aeronautical and non-aeronautical services revenues decreased by Ps. 1,436.9 million, or 34.7%. Total revenues decreased by Ps. 1,330.8 million, or 26.8%.

  Cost of services decreased by Ps. 83.9 million, or 11.4%.

  Income from operations decreased by Ps. 1,087.5 million, or 46.4%.

  EBITDA decreased by Ps. 1,066.8 million, or 37.8%, going from Ps. 2,824.0 million in 1Q20 to Ps.1,757.2 million in 1Q21. EBITDA margin (excluding the effects of IFRIC 12) decreased from 68.2% in 1Q20 to 65.0% in 1Q21.

  Net comprehensive income decreased Ps. 1,848.0 million, from Ps. 3,165.2 million in 1Q20 to Ps. 1,317.2 million, or (58.4%) in 1Q21.

Passenger Traffic

During 1Q21, total terminal passengers at the Company’s 14 airports decreased by 4,318.1 thousand passengers, a decrease of 36.8%, compared to 1Q20. During 1Q21, there were no new route openings. On March 31, 2020, the Mexican government declared a national health emergency due to COVID-19 pandemic, suspending non-essential activities until May 31, 2020, therefore the effects of the pandemic on passenger traffic were reflected significantly from that date.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	1Q20	1Q21	Change
Guadalajara	2,336.5	1,573.6	(32.7%)
Tijuana *	1,420.1	1,410.7	(0.7%)
Los Cabos	402.7	366.9	(8.9%)
Puerto Vallarta	367.8	300.4	(18.3%)
Guanajuato	424.6	286.0	(32.6%)
Montego Bay	1.0	0.0	(100.0%)
Hermosillo	396.1	257.6	(35.0%)
Mexicali	277.0	190.2	(31.3%)
Morelia	125.8	109.9	(12.7%)
La Paz	213.5	169.1	(20.8%)
Aguascalientes	137.6	97.7	(29.0%)
Kingston	1.3	0.1	(90.8%)
Los Mochis	86.8	70.9	(18.3%)
Manzanillo	23.2	17.1	(26.2%)
Total	6,213.9	4,850.4	(21.9%)

*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	1Q20	1Q21	Change
Guadalajara	957.8	595.0	(37.9%)
Tijuana *	684.3	424.8	(37.9%)
Los Cabos	947.1	534.4	(43.6%)
Puerto Vallarta	1,086.3	352.5	(67.6%)
Guanajuato	148.2	85.4	(42.4%)
Montego Bay	1,132.9	304.7	(73.1%)
Hermosillo	18.8	19.9	5.8%
Mexicali	1.2	0.7	(42.7%)
Morelia	99.6	75.1	(24.6%)
La Paz	3.3	4.0	19.3%
Aguascalientes	48.4	33.9	(30.0%)
Kingston	353.5	115.4	(67.4%)
Los Mochis	1.3	1.6	23.7%
Manzanillo	28.5	9.4	(67.0%)
Total	5,511.2	2,556.5	(53.6%)

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	1Q20	1Q21	Change
Guadalajara	3,294.4	2,168.5	(34.2%)
Tijuana *	2,104.3	1,835.5	(12.8%)
Los Cabos	1,349.8	901.3	(33.2%)
Puerto Vallarta	1,454.1	652.9	(55.1%)
Guanajuato	572.9	371.4	(35.2%)
Montego Bay	1,133.9	304.7	(73.1%)
Hermosillo	414.9	277.4	(33.1%)
Mexicali	278.2	190.9	(31.4%)
Morelia	225.4	184.9	(18.0%)
La Paz	216.9	173.1	(20.2%)
Aguascalientes	186.0	131.7	(29.2%)
Kingston	354.8	115.5	(67.4%)
Los Mochis	88.0	72.5	(17.7%)
Manzanillo	51.7	26.5	(48.7%)
Total	11,725.0	7,406.9	(36.8%)

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	1Q20	1Q21	Change
Tijuana	677.3	421.0	(37.8%)

Consolidated Results for the First Quarter of 2021 (in thousands of pesos):

	1Q20	1Q21	Change
Revenues
Aeronautical services	3,123,782	2,072,767	(33.6%)
Non-aeronautical services	1,021,842	635,987	(37.8%)
Improvements to concession assets (IFRIC 12)	823,215	929,243	12.9%
Total revenues	4,968,839	3,637,996	(26.8%)

Operating costs
Costs of services:	736,558	652,698	(11.4%)
Employee costs	247,206	243,634	(1.4%)
Maintenance	114,403	94,439	(17.5%)
Safety, security & insurance	125,326	123,826	(1.2%)
Utilities	91,627	77,173	(15.8%)
Other operating expenses	157,996	113,626	(28.1%)

Technical assistance fees	132,265	88,356	(33.2%)
Concession taxes	443,706	213,840	(51.8%)
Depreciation and amortization	482,057	502,745	4.3%
Cost of improvements to concession assets (IFRIC 12)	823,215	929,243	12.9%
Other income	9,080	(3,350)	(136.9%)
Total operating costs	2,626,881	2,383,532	(9.3%)
Income from operations	2,341,958	1,254,464	(46.4%)

Financial Result	(15,094)	(79,304)	425.4%
Share of loss of associates	86	1	98.8%
Income before income taxes	2,326,950	1,175,161	(49.5%)
Income taxes	(518,887)	(137,581)	(73.5%)
Net income	1,808,063	1,037,580	(42.6%)
Currency translation effect	1,417,364	61,729	(95.6%)
Cash flow hedges, net of income tax	(60,108)	216,794	(460.7%)
Remeasurements of employee benefit – net income tax	(147)	1,102	(849.7%)
Comprehensive income	3,165,172	1,317,205	(58.4%)
Non-controlling interest	(193,754)	(12,895)	93.3%
Comprehensive income attributable to controlling interest	2,971,419	1,304,310	(56.1%)

	1Q20	1Q21	Change
EBITDA	2,824,015	1,757,209	(37.8%)
Comprehensive income	3,165,172	1,317,205	(58.4%)
Comprehensive income per share (pesos)	6.0223	2.5136	(58.3%)
Comprehensive income per ADS (US dollars)	2.9462	1.2297	(58.3%)

Operating income margin	47.1%	34.5%	(26.8%)
Operating income margin (excluding IFRIC 12)	56.5%	46.3%	(18.0%)
EBITDA margin	56.8%	48.3%	(15.0%)
EBITDA margin (excluding IFRIC 12)	68.2%	65.0%	(4.9%)
Costs of services and improvements / total revenues	31.4%	43.5%	38.5%
Cost of services / total revenues (excluding IFRIC 12)	17.8%	24.1%	35.6%

- Net income and comprehensive income per share for the 1Q21 were calculated based on 524,038,200 outstanding shares and for the 1Q20 were calculated based on 525,575,547 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.4410 per U.S. dollar (the noon buying rate on March 31, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average three-month exchange rate of Ps. 20.3190 per U.S. dollar for the three months ended March 31, 2021 was used.

Revenues (1Q21 vs. 1Q20)

  Aeronautical services revenues decreased by Ps. 1,051.0 million, or 33.6%.
  Non-aeronautical services revenues decreased by Ps. 385.9 million, or 37.8%.
  Revenues from improvements to concession assets increased by Ps. 106.0 million, or 12.9%.
  Total revenues decreased by Ps. 1,330.8 million, or 26.8%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at the Company’s Mexican airports decreased by Ps. 671.3 million or 26.6% compared to 1Q20, mainly as a result of the decrease in passenger traffic of 31.7%, partially offset by the increase in maximum tariff applicable to 2021 pursuant to the adjustments to our Master Development Program as a result of the Extraordinary Review. Even though the increase approved to the maximum tariff was not reached in this quarter, it is expected to be reached by the end of 2021. As international passenger traffic picks up, the Company will be closer to the cap of the maximum tariff.

    Revenues from the Montego Bay airport decreased by Ps. 321.1 million, or 70.3%, compared to 1Q20. This was mainly due to the 73.1% decrease in passenger traffic. The passenger traffic decline was partially offset by the 2.3% depreciation of the peso versus the U.S. dollar during 1Q21, which went from an average exchange rate of Ps. 19.8551 in 1Q20 to Ps. 20.3190 in 1Q21.

    Revenues from the Kingston airport declined by Ps. 58.6 million, or 41.6% compared to 1Q20, mainly due to a 67.4% decrease in passenger traffic. The increase in passenger fees beginning April 2020, as well as the depreciation of the peso versus the dollar, partially offset the decrease in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    The Mexican airports decreased by Ps. 292.6 million, or 35.5%, compared to 1Q20. Revenues from businesses operated by third parties decreased by Ps. 175.0 million. This was mainly due to a decrease in revenues from time shares, food and beverage, duty-free stores, retail and car rentals, which jointly decreased by Ps. 172.8 million, or 37.5%. Revenues from businesses operated directly by the Company decreased by Ps. 100.5 million, or 42.9%, while the recovery of costs decreased by Ps. 17.2 million, or 34.8%.

    Revenues from the Montego Bay airport decreased by Ps. 68.4 million, or 47.0%, compared to 1Q20. Revenues in U.S. dollars decreased by US$ 3.5 million, or 48.2%. However, the 2.3% depreciation of the peso versus the dollar partially offset the revenue decrease in 1Q21.

    Revenues from the Kingston airport declined by Ps. 24.9 million, or 47.6%, compared to 1Q20. Revenues in U.S. dollars decreased by US$ 1.3 million, or 48.4%.
	1Q20	1Q21	Change
Businesses operated by third parties:
Duty-free	152,027	81,342	(46.5%)
Food and beverage	144,746	81,489	(43.7%)
Retail	106,421	65,476	(38.5%)
Car rentals	110,376	80,707	(26.9%)
Leasing of space	55,710	49,030	(12.0%)
Time shares	52,458	30,364	(42.1%)
Ground transportation	38,260	26,641	(30.4%)
Communications and financial services	31,108	16,351	(47.4%)
Other commercial revenues	25,516	26,894	5.4%
Total	716,622	458,295	(36.0%)

Businesses operated directly by us:
Car parking	78,105	69,344	(11.2%)
VIP lounges	81,286	31,771	(60.9%)
Advertising	33,934	10,443	(69.2%)
Convenience stores	50,270	25,193	(49.9%)
Total	243,595	136,751	(43.9%)
Recovery of costs	61,624	40,940	(33.6%)
Total Non-aeronautical Revenues	1,021,842	635,987	(37.8%)

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 106.0 million, or 12.9%, compared to 1Q20, mainly in:

    The Company’s Mexican airports, which increased by Ps. 102.3 million, or 12.7%, as a result of the adjusted Master Development Program for the 2020-2024 period.
    Improvements to concession assets at the Montego Bay airport increased Ps. 3.7 million, or 23.2%. During 1Q21 no investments in improvements to concession assets were made at the Kingston airport.

Total operating costs decreased by Ps. 243.3 million, or 9.3%, compared to 1Q20, mainly due to a Ps. 273.8 million, or 47.5%, decrease in concession taxes and technical assistance fees, and a Ps. 83.9 million, or 11.4% decrease in cost of services. This decrease was partially offset by a Ps. 106.0 million, or 12.9%, increase in the cost of improvements to the concession assets (IFRIC 12). Excluding the cost of improvements to concession assets, operating costs decreased Ps. 349.4 million, or 19.4%. This was composed primarily of the following factors:

Mexican Airports:

  Operating costs decreased by Ps. 10.8 million or 0.5%, compared to 1Q20, despite the Ps. 102.3 million, or 12.7%, increase in the cost of improvements to the concession assets (IFRIC 12) (excluding this cost, operating costs decreased by Ps. 113.1 million or 9.4%), primarily due to the Ps. 32.2 million, or 6.0%, decrease in cost of services, the Ps. 91.4 million, or 30.6%, decrease in technical assistance fees and concession taxes, as a result of the decrease in revenues. These decreases were also partially offset by a Ps. 15.2 million, or 4.1%, increase in depreciation and amortization.

The decline in the cost of services was mainly due to the cost containment program during 1Q21:

  Other operating expenses decreased by Ps. 20.0 million, or 17.1%, compared to 1Q20, mainly due to a Ps. 34.4 million, or 44.7% decrease in professional service fees, travel costs, marketing expenses, cost of sales in the VIP lounges and convenience stores, and expenses for FBO services. This decrease was partially offset by a Ps. 15.0 million increase in the allowance for expected credit losses.
  Maintenance costs decreased by Ps. 10.1 million, or 11.6%, compared to 1Q20.
  Utilities decreased by Ps. 8.9 million, or 16.3%, compared to 1Q20, mainly due to a decrease in electric energy and water consumption which saved Ps. 7.6 million.

Montego Bay Airport:

Operating costs decreased by Ps. 152.1 million, or 36.6% compared to 1Q20, mainly due to the decrease in concession taxes of Ps. 134.4 million, or 82.3%, cost of services of Ps. 18.5 million, or 16.6%, and cost of improvements to the concession assets (IFRIC 12) of Ps. 3.7 million, or 23.1%, which were partially offset by a Ps. 4.9 million, or 4.2%, increase in depreciation and amortization. Operating costs in U.S. dollars declined by US$ 7.4 million.

Kingston Airport:

Operating costs decreased by Ps. 80.5 million, or 39.3% in 1Q21 compared to 1Q20, mainly due to a Ps. 48.0 million, or 42.0%, decrease in concession taxes and a Ps. 33.1 million, or 37.4%, decrease in the cost of services. Operating costs in U.S. dollars declined by US$ 3.9 million.

Operating margin for 1Q21 declined by 1,260 basis points, from a margin of 47.1% in 1Q20 to a margin of 34.5% in 1Q21. Excluding the effects of IFRIC 12, operating margin declined by 1,020 basis points, from 56.5% to 46.3% in 1Q21. Operating income decreased by Ps. 1,087.5 million, or 46.4%, compared to 1Q20.

EBITDA margin decreased by 850 basis points, from 56.8% in 1Q20 to 48.3% in 1Q21. Excluding the effects of IFRIC-12, EBITDA margin decreased by 320 basis points, from 68.2% in 1Q20 to 65.0% in 1Q21. The nominal value of EBITDA was Ps. 1,757.2 million in 1Q21, compared to Ps. 2,824.0 million in 1Q20, representing a decrease of 37.8%.

Financial cost increased by Ps. 64.2 million, from a net expense of Ps. 15.1 million in 1Q20 to a net expense of Ps. 79.3 million in 1Q21. This increase was mainly the result of:

  Foreign exchange rate fluctuations, which went from income of Ps. 236.4 million in 1Q20 to income of Ps. 219.9 million in 1Q21, generated a decrease in the foreign exchange gain of Ps. 16.5 million. The currency translation effect represented a decrease of Ps. 1,355.6 million, compared to 1Q20.

  An increase in interest expenses of Ps. 38.7 million, or 11.2%, compared to 1Q20, mainly due to higher debt as a result of the issuance of long-term bonds and bank debt disbursed during 2020.

  Interest income declined by Ps. 8.7 million, or 9.2%, compared to 1Q20, mainly due to the decline in interest rates.

In 1Q21, comprehensive income decreased Ps. 1,848.0 million, or 58.4% compared to 1Q20. This effect was mainly the result of a decrease in the currency translation effect gain of Ps. 1,355.6 million, mainly due to a 24.8% depreciation of the Mexican peso against the U.S. dollar in 1Q20 as compared to a depreciation of 2.3% in 1Q21, as well as the substantial decrease in passenger traffic, which generated lower revenues for 1Q21.

During 1Q21, net income decreased by Ps. 770.5 million, or 42.6% compared to 1Q20. Income taxes decreased by Ps. 381.1 million, or 73.5%, due to a decline of Ps. 301.6 million in income taxes and a Ps. 79.7 million increase in the benefit for deferred tax, mainly due to a higher inflation rate, that went from 1.21% in 1Q20 to 2.34% in 1Q21.

Statement of Financial Position

Total assets as of March 31, 2021 increased by Ps. 4,602.1 million as compared to March 31, 2020, primarily due to the following items: (i) cash and equivalents of Ps. 3,754.5 million; (ii) improvements to concession assets of Ps. 1,040.2 million; and (iii) recoverable tax on assets and other assets of Ps. 679.5 million. This was partially offset by a Ps. 910.2 million decrease in the value of concession assets, among others.

Total liabilities as of March 31, 2021 increased by Ps. 4,604.9 million compared to March 31, 2020. This increase was primarily due to the following items: (i) issuance of Ps. 4,200.0 million in long-term bonds and (ii) bank loans of Ps. 1,995.4 million. This was partially offset by decreases of: (i) Ps. 460.5 million in guaranteed deposits, (ii) Ps. 449.7 million in concession taxes and (iii) Ps. 231.8 million in deferred taxes, among others.

Recent events

On March 1, 2021, the Company began repurchasing its Series “B” shares, in accordance with the approval in the Ordinary General Shareholders' Meeting held on July 1, 2020. As of the date of this report, the Company has repurchased 2,439,196 shares at an average price of Ps. 217.81 per share, for a total of Ps. 531.3 million.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q20	1Q21	Change
Guadalajara
Aeronautical services	805,407	626,719	(22.2%)
Non-aeronautical services	219,189	161,949	(26.1%)
Improvements to concession assets (IFRIC 12)	258,940	281,771	8.8%
Total Revenues	1,283,535	1,070,439	(16.6%)
Operating income	679,135	481,125	(29.2%)
EBITDA	770,159	584,062	(24.2%)

Tijuana
Aeronautical services	380,298	332,362	(12.6%)
Non-aeronautical services	117,202	86,762	(26.0%)
Improvements to concession assets (IFRIC 12)	143,260	405,221	182.9%
Total Revenues	640,760	824,345	28.7%
Operating income	304,215	230,867	(24.1%)
EBITDA	366,375	299,333	(18.3%)

Los Cabos
Aeronautical services	430,401	324,257	(24.7%)
Non-aeronautical services	215,532	129,069	(40.1%)
Improvements to concession assets (IFRIC 12)	162,350	98,748	(39.2%)
Total Revenues	808,283	552,073	(31.7%)
Operating income	451,222	270,708	(40.0%)
EBITDA	516,548	334,819	(35.2%)

Puerto Vallarta
Aeronautical services	454,549	225,766	(50.3%)
Non-aeronautical services	141,526	69,041	(51.2%)
Improvements to concession assets (IFRIC 12)	113,707	77,359	(32.0%)
Total Revenues	709,782	372,166	(47.6%)
Operating income	437,021	163,360	(62.6%)
EBITDA	477,683	210,087	(56.0%)

Montego Bay
Aeronautical services	456,561	135,424	(70.3%)
Non-aeronautical services	145,653	77,238	(47.0%)
Improvements to concession assets (IFRIC 12)	15,987	19,696	23.2%
Total Revenues	618,202	232,357	(62.4%)
Operating income (loss)	203,512	(30,306)	(114.9%)
EBITDA	320,116	91,315	(71.5%)

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	1Q20	1Q21	Change
Guanajuato
Aeronautical services	141,747	99,876	(29.5%)
Non-aeronautical services	46,977	26,520	(43.5%)
Improvements to concession assets (IFRIC 12)	32,469	3,094	(90.5%)
Total Revenues	221,193	129,489	(41.5%)
Operating income	122,887	69,180	(43.7%)
EBITDA	140,270	87,722	(37.5%)

Hermosillo
Aeronautical services	82,969	60,789	(26.7%)
Non-aeronautical services	24,291	15,851	(34.7%)
Improvements to concession assets (IFRIC 12)	4,347	4,341	(0.1%)
Total Revenues	111,607	80,981	(27.4%)
Operating income	47,684	22,385	(53.1%)
EBITDA	66,701	42,673	(36.0%)

Others (1)
Aeronautical services	371,849	267,575	(28.0%)
Non-aeronautical services	109,734	68,675	(37.4%)
Improvements to concession assets (IFRIC 12)	92,155	39,014	(57.7%)
Total Revenues	573,739	375,263	(34.6%)
Operating income	80,573	15,540	(80.7%)
EBITDA	139,389	81,749	(41.4%)

Total
Aeronautical services	3,123,782	2,072,767	(33.6%)
Non-aeronautical services	1,020,105	635,104	(37.7%)
Improvements to concession assets (IFRIC 12)	823,215	929,243	12.9%
Total Revenues	4,967,102	3,637,114	(26.8%)
Operating income (loss)	2,326,250	1,222,859	(47.4%)
EBITDA	2,797,241	1,731,761	(38.1%)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

	2020	2021	Change	%
Assets
Current assets
Cash and cash equivalents	10,973,890	14,728,391	3,754,501	34.2%
Trade accounts receivable - net	1,838,539	1,318,636	(519,903)	(28.3%)
Other current assets	482,747	1,162,282	679,535	140.8%
Total current assets	13,295,176	17,209,309	3,914,133	29.4%

Advanced payments to suppliers	396,717	466,306	69,589	17.5%
Machinery, equipment and improvements to leased buildings - net	1,923,125	2,307,962	384,837	20.0%
Improvements to concession assets - net	12,806,135	13,846,300	1,040,165	8.1%
Airport concessions - net	11,570,119	10,659,934	(910,185)	(7.9%)
Rights to use airport facilities - net	1,336,849	1,263,452	(73,397)	(5.5%)
Deferred income taxes	5,788,002	6,063,843	275,841	4.8%
Other non-current assets	210,448	111,566	(98,882)	(47.0%)
Total assets	47,326,570	51,928,672	4,602,103	9.7%

Liabilities
Current liabilities	2,522,435	4,992,770	2,470,335	97.9%
Long-term liabilities	20,969,520	23,104,100	2,134,581	10.2%
Total liabilities	23,491,955	28,096,870	4,604,915	19.6%

Stockholders’ Equity
Common stock	6,185,082	6,185,082	-	0.0%
Legal reserve	1,592,551	1,592,551	-	0.0%
Net income	1,776,946	1,050,154	(726,792)	(40.9%)
Retained earnings	9,940,034	11,908,890	1,968,856	19.8%
Reserve for share repurchase	3,283,374	3,283,374	-	0.0%
Repurchased shares	(1,733,374)	(2,071,558)	(338,184)	19.5%
Foreign currency translation reserve	1,780,720	1,073,704	(707,016)	(39.7%)
Remeasurements of employee benefit – Net	6,459	(8,950)	(15,409)	(238.6%)
Cash flow hedges- Net	(232,202)	(254,312)	(22,110)	9.5%
Total controlling interest	22,599,590	22,758,935	159,345	0.7%
Non-controlling interest	1,235,024	1,072,867	(162,157)	(13.1%)
Total stockholders’ equity	23,834,614	23,831,802	(2,812)	(0.0%)

Total liabilities and stockholders’ equity	47,326,570	51,928,672	4,602,103	9.7%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	1Q20	1Q21	Change
Cash flows from operating activities:
Consolidated net income (loss)	1,808,063	1,037,580	(42.6%)

Postemployment benefit costs	4,618	8,900	92.7%
Allowance expected credit loss	45,967	23,525	(48.8%)
Depreciation and amortization	482,057	502,745	4.3%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	(3,052)	596	(119.5%)
Interest expense	314,181	381,139	21.3%
Share of profit of associate	(86)	(1)	(98.8%)
Provisions	(2,230)	(12,312)	452.1%
Income tax expense	518,887	137,581	(73.5%)
Unrealized exchange loss	764,683	163,039	(78.7%)
Net loss on derivative financial instruments	28,442	-	(100.0%)
	3,961,530	2,242,792	(43.4%)
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(329,389)	(73,688)	(77.6%)
Recoverable tax on assets and other assets	159,593	(56,433)	(135.4%)
Increase (decrease) in
Concession taxes payable	35,282	(43,092)	(222.1%)
Accounts payable	222,349	41,644	(81.3%)
Cash generated (used) by operating activities	4,049,365	2,111,221	(47.9%)
Income taxes paid	(476,789)	(302,349)	(36.6%)
Net cash flows provided by operating activities	3,572,576	1,808,872	(49.4%)

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(638,038)	(829,935)	30.1%
Cash flows from sales of machinery and equipment	165	651	294.5%
Other investment activities	(14,384)	3,205	(122.3%)
Net cash used by investment activities	(652,257)	(826,079)	26.6%

Cash flows from financing activities:
Debt securities	3,000,000	-	(100.0%)
Payment from Debt securities	(2,200,000)	-	(100.0%)
Bank loans	-	(1,889,706)	100.0%
Repurchase of shares	-	(338,184)	100.0%
Interest paid	(351,298)	(339,197)	(3.4%)
Bank Loans	-	1,889,706	100.0%
Interest paid on lease	(717)	(502)	(30.0%)
Payments of obligations for leasing	(3,652)	(3,059)	(16.2%)
Net cash flows used in financing activities	444,333	(680,942)	(253.3%)

Effects of exchange rate changes on cash held	109,045	(18,009)	(116.5%)
Net increase in cash and cash equivalents	3,473,698	283,842	(91.8%)
Cash and cash equivalents at beginning of year	7,500,193	14,444,549	92.6%
Cash and cash equivalents at the end of year	10,973,890	14,728,391	34.2%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	1Q20	1Q21	Change
Revenues
Aeronautical services	3,123,782	2,072,767	(33.6%)
Non-aeronautical services	1,021,842	635,987	(37.8%)
Improvements to concession assets (IFRIC 12)	823,215	929,243	12.9%
Total revenues	4,968,839	3,637,996	(26.8%)

Operating costs
Costs of services:	736,558	652,698	(11.4%)
Employee costs	247,206	243,634	(1.4%)
Maintenance	114,403	94,439	(17.5%)
Safety, security & insurance	125,326	123,826	(1.2%)
Utilities	91,627	77,173	(15.8%)
Other operating expenses	157,996	113,626	(28.1%)

Technical assistance fees	132,265	88,356	(33.2%)
Concession taxes	443,706	213,840	(51.8%)
Depreciation and amortization	482,057	502,745	4.3%
Cost of improvements to concession assets (IFRIC 12)	823,215	929,243	12.9%
Other income	9,080	(3,350)	(136.9%)
Total operating costs	2,626,881	2,383,532	(9.3%)
Income from operations	2,341,958	1,254,464	(46.4%)

Financial Result	(15,094)	(79,304)	425.4%
Share of loss of associates	86	1	98.8%
Income before income taxes	2,326,950	1,175,161	(49.5%)
Income taxes	(518,887)	(137,581)	(73.5%)
Net income	1,808,063	1,037,580	(42.6%)
Currency translation effect	1,417,364	61,729	(95.6%)
Cash flow hedges, net of income tax	(60,108)	216,794	(460.7%)
Remeasurements of employee benefit – net income tax	(147)	1,102	(849.7%)
Comprehensive income	3,165,172	1,317,205	(58.4%)
Non-controlling interest	(193,754)	(12,895)	93.3%
Comprehensive income attributable to controlling interest	2,971,419	1,304,310	(56.1%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders’ Equity
Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,776,946	-	1,776,946	31,117	1,808,063
Foreign currency translation reserve	-	-	-	-	-	1,254,726	1,254,726	162,637	1,417,364
Remeasurements of employee benefit – Net	-	-	-	-	-	(147)	(147)	-	(147)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(60,108)	(60,108)	-	(60,108)
Balance as of March 31, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,716,981	1,554,976	22,599,590	1,235,024	23,834,614

Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,890	556,287	21,792,811	1,059,972	22,852,783
Repurchase of share	-	-	-	(338,184)	-	-	(338,184)	-	(338,184)
Comprehensive income:
Net income	-	-	-	-	1,050,154	-	1,050,154	(12,575)	1,037,580
Foreign currency translation reserve	-	-	-	-	-	36,259	36,259	25,470	61,729
Remeasurements of employee benefit – Net	-	-	-	-	-	1,102	1,102	-	1,102
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	216,794	216,794	-	216,794
Balance as of March 31, 2021	6,185,082	1,592,551	3,283,374	(2,071,558)	12,959,044	810,442	22,758,934	1,072,867	23,831,802

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	1Q20	1Q21	Change
Total passengers	11,725.2	7,406.9	(36.8%)
Total cargo volume (in WLUs)	553.0	668.2	20.8%
Total WLUs	12,278.2	8,075.1	(34.2%)

Aeronautical & non aeronautical services per passenger (pesos)	353.6	365.7	3.4%
Aeronautical services per WLU (pesos)	254.4	256.7	0.9%
Non aeronautical services per passenger (pesos)	87.1	85.9	(1.5%)
Cost of services per WLU (pesos)	60.0	80.8	34.7%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 29, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer